FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 28, 2025 (Call to the Ordinary General Shareholders’ Meeting)

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In accordance with the provisions of the Spanish Companies Law, Banco Santander hereby attaches the full text of the notice of call to the ordinary general shareholders’ meeting of the Bank to be held on an exclusively remote basis, on 3 April 2025 at 12:30 p.m. (CEST), on first call, or on 4 April 2025, at the same time, on second call. The meeting is expected to be held on second call.

The proposed resolutions, the required reports on the items of the agenda and the remaining documentation relating to the meeting shall be available as from this date on the corporate website (www.santander.com).

Boadilla del Monte (Madrid), 28 February 2025

BANCO SANTANDER, S.A.

Call to ordinary general shareholders’ meeting

The board of directors has resolved to call the shareholders to an ordinary general meeting to be held on an exclusively remote basis,

i.e. without the physical attendance of shareholders, their proxies or guests, on 4 April 2025, at 12:30 p.m. (CEST), on second call, if the required quorum has not been reached to be able to hold the meeting on first call, which this notice also calls to be held, also on an exclusively remote basis, at the same time on 3 April 2025. The meeting must be attended through the “General Shareholders’ Meeting Platform” accessible via the corporate website www.santander.com (through the “Annual General Meeting” section), or at the internet address www.juntasantander.com, as explained below.

At the meeting, the shareholders will be able to deliberate and decide upon the items on the agenda that are described below:

AGENDA:

1 Annual accounts and corporate management.

1 A Annual accounts and directors’ reports of Banco Santander, S.A. and of its consolidated group for 2024.

1 B Consolidated statement of non-financial information for 2024, which is part of the consolidated directors’ report.

1 C Corporate management for 2024.

2 Application of results obtained during 2024.

3 Board of directors: appointment and re-election of directors.

3 A Setting of the number of directors.

3 B Re-election of Mr Luis Isasi Fernández de Bobadilla.

3 C Re-election of Mr Héctor Blas Grisi Checa.

3 D Re-election of Mr Glenn Hogan Hutchins.

3 E Re-election of Mrs Pamela Ann Walkden.

3 F Re-election of Ms Ana Botín-Sanz de Sautuola y O’Shea.

4 Re-election of the external auditor for financial year 2025.

5 Appointment of the verifier of sustainability information for financial year 2025. 6 Share capital.

6 A Reduction in share capital in the maximum amount of EUR 706,871,648, through the cancellation of a maximum of 1,413,743,296 own shares. Delegation of powers.

6 B Reduction in share capital in the maximum amount of EUR 757,624,616, through the cancellation of a maximum of 1,515,249,232 own shares. Delegation of powers.

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AGENDA (cont.):

7 Remuneration.

7 A Directors’ remuneration policy.

7 B Setting of the maximum amount of annual remuneration to be paid to all the directors in their capacity as such.

7 C Approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile.

7 D Deferred Multiyear Objectives Variable Remuneration Plan.

7 E Application of the Group’s buyout regulations.

7 F Annual directors’ remuneration report (consultative vote).

8 Authorisation to the board and grant of powers for conversion into public instrument.

SUPPLEMENT TO THE CALL TO MEETING:

Shareholders representing 3% or more of the share capital may request the publication of a supplement to this call to meeting, including one or more items on the agenda, and present well-founded proposed resolutions regarding items already included or that should be included on the agenda. These rights may be exercised by certified notice to be received at the registered office of the Company within 5 days of the publication of this call to meeting. During the course of the general shareholders’ meeting, any shareholder is also entitled to make alternative proposals or proposals concerning items that need not be included on the agenda, as provided by the Spanish Capital Corporations Law (Ley de Sociedades de Capital). More information is available on the Bank’s corporate website (www.santander.com).

FORMAT FOR HOLDING THE MEETING:

Holding this general meeting on an exclusively remote basis is possible thanks to the ability under the law and the Bylaws to hold this type of meeting, is consistent with Grupo Santander’s digitalisation policy, and is based on the following reasons:

– First, holding the meeting on an exclusively remote basis ensures equal treatment of all shareholders, and facilitates their participation and the full exercise of their rights in the meeting from any location, in line with the Bank’s ongoing efforts to incentivise and develop flexibility in the relationship with its shareholders. It should be noted that the Bank has several million shareholders, who are highly geographically diverse, and only a few dozen of them attend the general meetings in person.

– Additionally, the Bank has spent over two decades promoting remote participation of the shareholders in the general meeting and developing a remote participation platform (the General Shareholders’ Meeting Platform), which proved to be ideal during the pandemic, for which reason it is now considered perfectly possible to hold the general meeting on an exclusively remote basis with sufficient guarantees, thereby making more effective use of the opportunities provided by technology.

In this regard, the General Shareholders’ Meeting Platform has sufficient guarantees, replicates the operation of the traditional meeting, and safeguards the exercise of the shareholders’ rights at the same level as at an in-person or hybrid meeting. The platform is technologically proven and all meeting processes are subject to an external audit that verifies compliance with procedures relating to the call to meeting and the preparation, communication and holding of the meeting, certifying the security, integrity and consistency of the means made available to the shareholders relating to their participation in the meeting. All of this falls within the Bank’s digitalisation and transformation process.

– Moreover, this initiative is aligned with the current digital paradigm. This is shown by the experience of countries such as the United States, Canada and Germany, where exclusively remote meetings are the majority practice among the major listed companies. It is also confirmed by Spanish legislative developments following the experience of the pandemic, with the introduction of the ability to hold meetings and assemblies on an exclusively remote basis, and with the ability expressly approved for this purpose, with the majority support of the Bank’s shareholders, in the Bylaws.

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FORMAT FOR HOLDING THE MEETING (CONT.):

– Fourth, the initiative is also explained by the desire to achieve a more effective allocation of the Bank’s resources and a relative reduction in the costs associated with a meeting of this nature, benefiting the Bank and all the shareholders.

– Finally, a remote meeting will considerably reduce the environmental impact of another format that requires the physical travel of attendees, employees and other persons in the preparation and holding of the general meeting, particularly when an equivalent result can be achieved without such travel thanks to existing technology developed by the Bank.

MEANS OF PARTICIPATION:

Every holder of any number of the Bank’s shares registered in the shareholder’s name 5 days prior to the date on which the general shareholders’ meeting is to be held and who meets the other requirements established in the Bylaws has the right to participate in this meeting. The following means are available to participate in the meeting:

1.- Remote attendance

2.- Advance proxy-granting and voting

a)  Grant a proxy to another person prior to the meeting so that this person may attend and vote on one’s behalf

b)  Distance voting prior to the meeting

1.- Remote attendance

In order to attend remotely, a shareholder (or their proxy representative) must use a device with internet access and sign the Consumer Digital Banking Agreement or the Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance sufficiently in advance, as established in the instructions for proxy-granting and voting prior to the meeting, remote attendance and the Electronic Shareholders’ Forum available on the Bank’s corporate website (www.santander.com), and follow the steps below.

A. Registration and attendance on the General Shareholders’ Meeting Platform: a shareholder (or their proxy representative) must register by logging on to the corresponding connection through the General Shareholders’ Meeting Platform between 10:00 a.m. and 12:00 p.m. (CEST) on the day of the meeting. Registration of attendees will not be allowed outside of this time period.

In the event that, as expected, the meeting is held on second call, attendees who have registered for the meeting on first call will be required to carry out the registration process again in order to be able to attend.

In order to ensure the quality of the connection to the General Shareholders’ Meeting Platform and to provide attendees with an additional explanatory guide to facilitate such connection, all shareholders (or their proxy representatives) who have the required access codes and who intend to attend the meeting remotely are kindly requested to send an email to asistentesjunta@gruposantander.com confirming this intention before 7:00 p.m. (CEST) on 3 April 2025 (the day prior to the day of holding the meeting on second call). This explanatory guide is also available on the corporate website of the Bank (www.santander.com). All of the foregoing is without prejudice to the required registration of the attendee between 10:00 a.m. and 12:00 p.m. (CEST) on the day of the meeting and compliance with all other requirements as stated in this announcement, on the Bank's corporate website (www.santander.com) or at www.juntasantander.com. In any event, from the call to meeting and during the meeting itself, shareholders (or their proxy representatives) may write to the e-mail address junta.accionistas@santander.com or call the Shareholder Helpline ((+34) 91 276 92 90) if they require assistance. Both mechanisms are also available for queries of this nature regardless of whether or not a meeting has been called.

Additionally, those shareholders (or their proxy representatives) who due to personal circumstances prefer to attend the general meeting from a branch of the Bank and using a device provided by the Bank must state their preference no later than 28 March 2025 by sending an e-mail to junta.accionistas@santander.com, in which they must provide a telephone contact number, or by telephone using the Shareholder Helpline ((+34) 912 769 290); after such request has been received and if there is availability, they will be allocated a branch as close as possible to their address, where they can register and attend the general meeting on second call using the means provided by the Bank.

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1.- Remote attendance (cont.)

If the person attending remotely has been granted proxies in their favour, and provided that such proxies have been received by the Bank within the permitted deadlines, the General Shareholders’ Meeting Platform will present such proxies to them for acceptance, if they are willing to do so. Up to half an hour before the start of the meeting, remote attendees may also submit proxy cards granted in their favour that have not yet been communicated to the Bank via any of the means made available for such purpose; this shall require following the instructions provided on the General Shareholders’ Meeting Platform upon their registration as an attendee.

Attendees who wish to state before the Notary in charge of preparing the minutes of the general meeting that they expressly leave the meeting must do so by using the “Communications to the Notary” section made available on the General Shareholders’ Meeting Platform. After this statement to the Notary, all actions taken by such attendees thereafter shall be deemed not taken. In any event, the Notary, by means of a connection to the General Shareholders’ Meeting Platform, will be aware of any action taken by remote attendees, including any vote they may cast.

B. Participation:

I.   In writing

A shareholder (or their proxy representative) who, in the exercise of their rights, intends to participate in the meeting and, where applicable, exercise their rights to receive information, participate or make proposals shall express their intent to do so at the time of registration, following the instructions provided within the General Shareholders’ Meeting Platform for such purpose.

Following such expression of intent and by means of the participation form available for such purpose, the person attending remotely may state in writing and send the contents of his or her presentation, question or proposal from the time the chair declares the meeting to be validly in session until the conclusion, at the meeting and following the presentation of reports by the chair and the chief executive officer, of the presentation of the reports prepared by the chairs of the committees.

Written presentations will be available on the General Shareholders’ Meeting Platform for consultation by any of the attendees at any time during the meeting.

II.   By audio or video

Shareholders (or their proxy representatives) who attend the meeting may provide their presentation, question or proposal by audio or video. In order to do so, they must use the General Shareholders’ Meeting Platform, where they must record and submit the corresponding presentation. Pursuant to the provisions of Article 17 of the Rules and Regulations for the General Shareholders’ Meeting, each presentation must not exceed five minutes in length.

(i) Recording and submission of presentations

This ability to record and submit presentations will be made available on the General Shareholders’ Meeting Platform from 10:00 a.m. (CEST) on 2 April 2025 until the conclusion, at the meeting and following the presentation of reports by the chair and the chief executive officer, of the presentation of the reports prepared by the chairs of the committees. In order to submit presentations after 10:00

a.m. (CEST) on 4 April, participants will need to have previously registered as attendees at the general meeting to be held on second call.

(ii) Validity, replacement and cancellation of presentations

In order for audio or video presentations submitted before the meeting to be considered to have been made for purposes of the general meeting, the relevant participant will need to register as an attendee on the day of the meeting (expected to be 4 April) and, if the participant is not a shareholder, to accept the corresponding proxies. Otherwise, the presentation will be deemed to have not been made and will be automatically cancelled before the start of the meeting.

Likewise, presentations submitted before the meeting may be cancelled or replaced by the person who submitted them until the meeting begins.

If the meeting is held, as expected, on second call, audio or video presentations submitted before the start of the meeting will remain on the General Shareholders’ Meeting Platform (with no requirement to resubmit them), although the person who submitted them may cancel or replace them before the start of the meeting, and, as stated, will only be valid if such person completes the registration process on second call.

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1.- Remote attendance (cont.)

(iii) Consultation of presentations by shareholders (or their proxy representatives)

Presentations submitted in accordance with the provisions established herein (i.e. not replaced or cancelled before the start of the meeting and in respect of which the person who submitted them properly registers on the day of the meeting) will be made available to all shareholders (or their proxy representatives) for viewing through the General Shareholders’ Meeting Platform from their registration as attendees at the meeting. Specifically:

•

First call: following their registration, shareholders (or their proxy representatives) who register as attendees through the General Shareholders’ Meeting Platform on first call will be able to view all presentations previously submitted and not cancelled, as well as those received until registration is opened for attendance on second call (10:00 a.m. (CEST) on 4 April).

•

Second call: following their registration and until the start of the meeting, shareholders (or their proxy representatives) who register as attendees through the General Shareholders’ Meeting Platform on second call will be able to view all presentations previously submitted and not cancelled.

At all times during the meeting, attendees will be able to use the General Shareholders’ Meeting Platform to view: (i) all presentations submitted by attendees registered on second call and not cancelled until the start of the meeting; as well as (ii) all presentations received after the start of the meeting.

Common rules

The form to send presentations in writing or via audio or video will contain a field to include a summary of the content of the presentation and another to state whether the presentation contains a proposed resolution that is legally required to be submitted for a vote at the meeting, without it having to be included in the agenda for the meeting (removal or derivative action (acción social de responsabilidad)).

A person attending remotely who wishes their presentation to be recorded verbatim in the minutes of the meeting must expressly state such desire therein and, if the presentation is by audio or video, when submitting their recording they must also attach their presentation in writing via the General Shareholders’ Meeting Platform so that the Notary can check it in order to reflect it in the minutes. In any event, attendees’ presentations must conform to the rules established in the Rules and Regulations for the General Shareholders’ Meeting.

During the meeting, a summary will be presented of the content of the presentations submitted by attendees (via video or audio, or in writing), which will in any event be available for consultation by any of the attendees at any time during the meeting via the General Shareholders’ Meeting Platform. Pursuant to law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting, valid requests for information made by attendees will be answered during the meeting or, if it is not possible to do so at that time, in writing within seven days following the end of the meeting. Answers provided in writing will be published on the corporate website (www.santander.com).

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1.- Remote attendance (cont.)

C. Voting: the items on the agenda may be voted on from the time that the chair declares the meeting to be validly in session and provided that the attendee has registered according to the procedure established in section A above.

Under the provisions of Article 21.3 of the Rules and Regulations for the General Shareholders’ Meeting, the votes corresponding to those attendees who do not select on the General Shareholders' Meeting Platform the direction of their vote or abstention on the proposed resolutions referring to items included in the agenda shall be deemed votes in favour. Likewise, the votes corresponding to those attendees who do not select on the General Shareholders' Meeting Platform the direction of their vote or abstention on the proposed resolutions referring to items not included in the agenda shall be deemed votes against.

In the event of alternative proposals, the provisions of the second paragraph of Article 21.1 of the Rules and Regulations for the General Shareholders’ Meeting shall apply, with a vote in favour of a proposed resolution by the shareholders at the general shareholders’ meeting being deemed to be a vote against alternative proposals that are incompatible therewith.

In the event of proposals regarding items not included on the agenda, remote attendees may cast their vote as from the moment when the secretary for the general meeting reads out such proposals for a vote to be taken thereon.

In any event, the process for remote voting regarding all proposed resolutions submitted to the shareholders at the meeting, whether or not included on the agenda, shall come to an end once the secretary of the meeting has read the summaries of the proposed resolutions on the items on the agenda.

To the extent not expressly provided for in this call to meeting, remote attendance at the meeting shall be subject to the provisions set out in the Bank’s corporate website (www.santander.com) (including the “instructions for proxy-granting and voting prior to the meeting, remote attendance and the Electronic Shareholders’ Forum”), the law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting. In particular, in the instructions for proxy-granting and voting prior to the meeting, remote attendance and the Electronic Shareholders’ Forum, which are available on the Bank’s corporate website (www.santander.com), additional information will be found on the technical means that shareholders (or their proxy representatives) must have to use the General Shareholders' Meeting Platform, as well as the resources that the Bank makes available to them to facilitate the use of this participation mechanism.

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2. Advance proxy- granting and voting	A. Means for proxy-granting or advance voting Electronic means	Hand-delivery or postal correspondence

• Through the following means, if the Consumer Digital Banking Agreement or the Agreement for Access to Electronic Voting and Proxy- Granting and Remote Attendance has been signed:

- the corporate website of the Bank (www.santander.com);

- the Bank’s website address www.juntasantander.com; or

- the “Santander Shareholders and Investors” app (Android or Apple iOS).

• In any case:

- in person at any branch of Banco Santander using their signature in the digital platform made available for this purpose, or, if they are a customer of the Bank and have the Santander Key, also through the same platform either in person or by contacting the staff of the branches; or

- by telephone using the Shareholder Helpline ((+34) 91 276 92 90).

B.  Deadlines for proxy-granting or advance voting

Electronic means

By completing and signing the “Proxy” or “Distance Voting” section, as applicable, of the printed attendance, proxy and voting card issued by the Bank. The printed card, completed and signed by the shareholder and, if applicable, by the shareholder’s proxy representative, must be delivered at any branch of Banco Santander or sent by postal correspondence to Registro de Accionistas, Apartado de Correos número 683 F.D. 28080 Madrid. In the case of proxy representation, the proxy card may also be submitted up to half an hour before the start of the meeting by the designated proxy representative who is remotely attending the meeting, following the instructions established on the General Shareholders’ Meeting Platform upon their registration as an attendee for such purpose.

Hand-delivery or postal correspondence

The proxy or vote by electronic means must be received by the Bank before 6:00 p.m. (CEST) on 2 April 2025. The mechanisms for the exercise of voting rights and proxy-granting prior to the meeting by electronic means will cease operation on the Bank’s corporate website (www.santander.com), at the Bank’s internet address www.juntasantander.com, on the “Santander Shareholders and Investors” application and on the Shareholder Helpline ((+34) 91 276 92 90) at 6:00 p.m. (CEST) on 2 April 2025.

For those wishing to use the digital platform made available at the branches of the Bank (either in person or, for customers with the Santander Key, by contacting the staff of such branches), 2 April 2025 will also be the last day to do so, during the hours for which such branches are open to the public and in any case before 6:00 p.m. (CEST).

The proxy or vote by hand-delivery or postal correspondence must be received by the Bank before midnight (24:00 hrs.) (CEST) on 31 March 2025. Those who wish to deliver proxies or advance distance votes to any branch of Banco Santander must do so no later than that date during the hours for which such branches are open to the public.

Proxies granted after the stated deadlines will only be accepted if granted on paper and submitted up to half an hour before the start of the meeting by the designated proxy representative who is remotely attending the meeting, following the instructions established on the General Shareholders’ Meeting Platform upon their registration as an attendee for such purpose.

C. Other matters Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the disposition of shares of which the Bank is aware.

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2 a) Specific rules for proxy-granting

A. Electronic means: shareholders undertake to notify the appointed representative of the proxy granted. Such notice shall be deemed given upon receipt by the Bank of such electronic proxy.

Electronic proxies must be accepted by the proxy-holder, and may not be used without such acceptance. For such purpose, the General Shareholders’ Meeting Platform will show remote attendees the proxies received and sent through the Bank in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by personally attending the meeting.

B. Hand-delivery or postal correspondence: proxies conferred by hand-delivery or postal correspondence must be accepted by the proxy representative by signing in the space provided for this purpose. The person to whom voting powers are delegated may only exercise such powers by personally attending the meeting. In the case of proxies granted by hand-delivery or postal correspondence that have been sent through the Bank within the deadlines specified, the General Shareholders’ Meeting Platform will show such remote attendees the proxies received in order for them to accept said proxies, if they are willing to do so. In order for proxy representatives who are not shareholders of the Bank to be able to use the General Shareholders’ Meeting Platform, upon their registration as an attendee, to submit proxy cards granted in their favour that have not been communicated to the Bank, they must have first signed the Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance, even if they are customers of the Bank and have signed the Consumer Digital Banking Agreement.

C. Other rules: all proxies that do not expressly state the name of the individual or legal entity to which the proxy is granted shall be deemed granted to the chair of the board of directors. Furthermore, the proxy granted to the chair shall be deemed granted to the person who chairs the meeting if the chair is unable to attend.

It is noted for the record that if the appointed representative is a director of the Bank, such director may be affected by a potential conflict of interest in connection with items 1 C, 3 B through 3 F (if the appointment, re-election or ratification thereof is submitted to the shareholders under said item), 7 A, 7 B and 7 F on the agenda, and if the appointed representative is an executive director, also in connection with items 7 C and 7 D. The following are executive directors: Ms Ana Botín-Sanz de Sautuola y O’Shea and Mr Héctor Grisi Checa.

In order to give precise voting instructions in the case of proxy-granting, the corresponding box must be checked in the table containing the items on the agenda in the attendance, proxy and distance voting card (proxy section). If any of such boxes is not checked, the shareholder granting the proxy shall be deemed to give a precise instruction to vote in favour of the proposal submitted by the board of directors.

If the representative appointed as set forth above is affected by a conflict of interest when voting on any of the proposals submitted to the shareholders, whether or not they are included on the agenda, and the shareholder granting the proxy has not given precise voting instructions as provided for such purpose, the proxy shall be deemed granted to the general secretary. In any event, if the appointed representative is the general secretary, he may be affected by a potential conflict of interest in connection with items 7 C and 7 D on the agenda, on which he shall abstain from voting if he has not received precise instructions to that effect.

As regards possible proposals relating to items not included on the agenda of the call to meeting, the proxy shall be deemed to also cover the proposals regarding items not included on the agenda unless indicated otherwise by the shareholder granting the proxy (in which case, it shall be deemed that the shareholder instructs the representative to abstain). If the proxy also covers any such proposals, the precise instruction to the representative shall be that of voting in the negative, unless indicated otherwise by the shareholder granting the proxy. A conflict of interest shall arise if matters are submitted to the shareholders at the meeting that are not included on the agenda and that refer to the removal of or the commencement of a derivative action (acción social de responsabilidad) against the representative, if the latter is in turn a director of the Bank.

2 b) Specific rules for advance voting	In the case of distance voting on items included on the agenda, the shareholder must check the corresponding box in the table containing the items on the agenda in the attendance, proxy and distance voting card (distance voting section). Distance voting on possible proposals not included on the agenda is not allowed. If none of the boxes provided for voting is checked in relation to any of the items on the agenda, the shareholder shall be deemed to vote in favour of the proposal submitted by the board of directors.

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Issues common to all means of participation

A. Rules of priority:

I. Among proxies, advance distance voting and attendance in person

•

Personal (remote) attendance at the meeting by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to grant such proxy or cast such vote, shall invalidate said proxy or vote.

•

A vote, irrespective of the means used to cast it, shall invalidate any electronic or paper proxy, whether granted previously, in which case it shall be deemed revoked, or subsequently, in which case it shall be deemed not to have been granted.

II. Based upon the means used to grant the proxy or cast the vote

•

In the event that a shareholder validly grants a proxy, electronically, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

•

A vote validly cast under a handwritten signature on the printed card shall invalidate a vote cast electronically, whether previously or subsequently.

III. Furthermore, once cast, a distance vote may not be modified, except in the event of personal (remote) attendance at the meeting by the shareholder who cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline by means of the attendance, proxy and voting card (hand-delivery or postal correspondence).

B. Other matters

In the event that electronic means are used, only one electronic action shall be allowed for each type of operation (proxy-granting, advance voting or remote attendance). Excepted from the foregoing are the cases of change of shareholding.

Full information on the mechanisms for participation in the meeting can be found on the Bank’s corporate website (www.santander.com) (“instructions for proxy-granting and voting prior to the meeting, remote attendance and the Electronic Shareholders’ Forum”). The information and requirements to sign the Consumer Digital Banking Agreement and the Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance may also be viewed on the Bank’s corporate website (www.santander.com), in person at any branch of Banco Santander during the hours for which such branches are open to the public, or by remote means, as described in the aforementioned instructions.

Shareholders or their proxy representatives are advised to immediately start the process for the signing of any of the foregoing agreements. This will provide them, sufficiently in advance to complete the corresponding processes within the established deadlines, with a set of passwords to access the computer applications for advance distance voting and proxy-granting and the General Shareholders’ Meeting Platform.

For further information, queries or concerns on proxy-granting and advance distance voting and remote attendance at the meeting, shareholders may write to the e-mail address junta.accionistas@santander.com, call the Shareholder Helpline ((+34) 91 276 92 90) or go to any branch of Banco Santander during the hours for which such branches are open to the public, before or during the meeting. They may also contact the Santander Shareholder and Investor Relations Office, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 - Boadilla del Monte (Madrid) either before or after the meeting. Further information is also available on the Bank’s corporate website (www.santander.com).

In the event of joint holders of deposited securities, the joint holder who is the first to register shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of Section 126 of the Spanish Capital Corporations Law, the joint holder who registers first shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders (or their proxy representatives) shall be solely responsible for safeguarding the passwords for accessing and using the electronic proxy-granting and advance voting services and the General Shareholders’ Meeting Platform. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

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Issues common to all means of participation (cont.)

Shareholders (or their proxy representatives) that are legal entities and non-residents in Spain must contact the Bank via the e-mail address junta.accionistas@santander.com or call the Shareholder Helpline ((+34) 91 276 92 90) in order to adapt to their particular situations, with proper safeguards, the mechanisms for advance proxy-granting and distance voting and for attending the meeting by remote means of communication in real time.

Subject to the provisions set out in the law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting, the Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the meeting and for remote attendance when so required or imposed for technical or security reasons.

The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections, technological incompatibilities or any other events of the same or a similar nature that are beyond the Bank’s control and prevent or affect the use of the mechanisms for electronic voting and proxy-granting prior to the meeting or for remote attendance.

RIGHT TO RECEIVE INFORMATION:

In addition to the provisions of Section 197 of the Spanish Capital Corporations Law, starting on the date of the publication of the announcement of the call to meeting and once it has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores), shareholders may obtain from the Bank, immediately and free of charge, the annual accounts, the directors’ report (including the statement of non-financial information) and the auditor’s report for financial year 2024, as well as the consolidated accounts, the Group’s directors’ report (including the consolidated statement of non-financial information) and the auditor’s report for such financial year.

In connection with items 6 A, 6 B, 7 A and 7 C of the agenda, starting on the date of publication of the announcement of the call to meeting and once it has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores), shareholders may examine at the registered office of the Company (Paseo de Pereda 9 al 12, 39004 Santander, Cantabria) the full text of the proposed resolutions and the mandatory reports prepared by the directors (or, in the case of item 7 C, of the detailed recommendation of the board of directors), as well as request that such documents be delivered or sent to them free of charge. The reasoned proposal regarding the directors’ remuneration policy (item 7 A), together with the text thereof and the specific report of the remuneration committee on the policy, are available to the shareholders, who may also request that they be delivered or sent to them free of charge, at the Bank’s registered office and, also from the date of publication of the announcement of the call and once it has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores), on the Bank’s corporate website (www.santander.com).

Shareholders may also obtain at the registered office of the Company the full text of the other documents (including the annual directors’ remuneration report and the explanatory report of the board on the expertise, experience and merits of the candidates referred to in items 3 B through 3 F, and the reasoned proposal of the nomination committee, which includes the curricula vitae of the aforementioned candidates) and other proposed resolutions submitted to the shareholders’ decisive or consultative vote at the general shareholders’ meeting.

In connection with the above, shareholders are informed that, due to the ongoing refurbishment works at the Bank’s registered office, access to the premises may be limited. Therefore, all the documentation made available at the Bank’s registered office can also be consulted at the provisional office of the Bank’s General Secretariat located at calle Calvo Sotelo 19, first floor, in Santander. The documentation will also be available on the Bank’s corporate website (www.santander.com) from the date of publication of the announcement of the call and once it has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores).

Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, until (including) the fifth day prior to the date provided for the holding of the meeting, the shareholders may request in writing such information or clarifications that they deem are required, or ask written questions that they deem pertinent regarding the matters contained in the agenda, request clarifications in writing regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting and regarding the report submitted by the Company’s external auditor. These

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RIGHT TO RECEIVE INFORMATION (cont.):

information requests may be made by e-mail to junta.accionistas@santander.com, in which case, in order to provide the system with adequate guarantees of authenticity and of verification of identity of the shareholder exercising the right to receive information, such shareholder shall set forth in the e- mail his/her first name and surnames (or corporate name), Tax Identification Number and the number of shares held by such shareholder. As provided in Section 539 of the Spanish Capital Corporations Law, and unless otherwise indicated by the shareholder, the requests exercising the right to receive information received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e-mail address of the shareholder-sender. The request may also be made in writing, bearing the handwritten signature of the requesting party, by delivering or mailing it to the registered office of the Company.

Apart from the above-mentioned right to receive information, all documents and supplementary information relating to the general meeting shall be available for viewing on the Bank’s corporate website (www.santander.com) as from the date of publication of the announcement of the call to meeting and once such announcement has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores).

ELECTRONIC SHAREHOLDERS’ FORUM:

The Bank has made available on its corporate website (www.santander.com) an Electronic Shareholders’ Forum (the “Forum”), which may be accessed, with all proper safeguards, by shareholders who are individuals as well as by voluntary associations of shareholders that may be created pursuant to the provisions of Section 539.4 of the Spanish Capital Corporations Law.

There may be published in the Forum proposals intended to be presented as a supplement to the agenda announced in the call to meeting, requests for adherence to such proposals, initiatives to reach the percentage required to exercise a minority right as contemplated by law, and voluntary proxy offers or solicitations.

The Forum does not constitute a device for electronic conversation among the shareholders or a meeting point for virtual debate. Nor is the Forum a channel of communication between the Bank and its shareholders. The Forum is made available in order to facilitate communication among the Bank’s shareholders on occasion of the call to and until the holding of the general shareholders’ meeting.

In order to access the Forum, shareholders must first sign the Consumer Digital Banking Agreement or the Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance.

Legal entities and non-residents in Spain must call the Shareholder Helpline to adapt, with proper safeguards, the mechanisms for participating in the Electronic Shareholders’ Forum. From the date of publication of the announcement of the call to meeting and once the announcement of the call to meeting has been communicated to the National Securities Market Commission (Comisión Nacional del Mercado de Valores), the information and requirements to sign either of such agreements may be viewed on the Bank’s corporate website (www.santander.com). Access to the Forum and the terms and conditions for the use and operation thereof shall be governed by the provisions of this announcement of call to meeting and by the rules of operation of the Electronic Shareholders’ Forum, the text of which can be viewed on the aforementioned Bank’s corporate website (www.santander.com).

DATA PROTECTION:

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Data controller and data protection officer: the entity responsible for processing is Banco Santander, S.A., Paseo de Pereda, números 9 al 12, 39004 Santander (the “Company”). The Company’s Data Protection Officer can be contacted at calle Juan Ignacio Luca de Tena, 11, 28027 Madrid; privacidad@gruposantander.es.

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Categories of personal data: the personal data set forth herein, those that the shareholders provide to the Company in exercising their attendance, proxy-granting and voting rights at the general shareholders’ meeting, including those stated in the attendance, proxy and voting card, or that are provided by the banks or brokerage firms or companies with whom shareholders have deposited their shares, through the entity legally entrusted with the book-entry register, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), as well as the data generated at the general meeting (including the data generated as a result of any participation by the attendee in the general meeting through the mechanisms made available for written, audio or video presentations, in which case image and/or voice data may be processed) will be processed by the Company in its capacity as data controller (“Personal Data”).

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DATA PROTECTION (cont):

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Purposes of processing and bases for legitimate use: the Personal Data will be processed for the following purposes and pursuant to the following bases for legitimate use: (a) managing and controlling both the shareholding relationship and the call to and holding of the general shareholders’ meeting, with the basis for legitimate use being the performance of the contractual relationship; (b) the audiovisual recording and broadcasting of the general meeting to duly registered shareholders (or their proxy representatives) and, if applicable, the general public, on the corporate website (www.santander.com), which is based on the Company’s general interest in complying with the principle of transparency; and (c) compliance with legal obligations.

In compliance with Basic Law 1/1982 of 5 May on the protection of the right to honour, personal and family privacy, and one’s own image (Ley Orgánica 1/1982, de 5 de mayo, de protección del derecho al honor a la intimidad personal y familiar y a la propia imagen), by making a request prior to or during the general meeting to make a presentation at the general meeting through audio or video, the attendee authorises the audiovisual recording of image and/or voice, and the reproduction and/or publication and dissemination thereof upon the terms stated above. Attendees may exercise their right to object to the processing of Personal Data derived from the recording of their image and/or voice through the mechanisms made available as part of the online system, through the use of written means of participation, as well as at any time by the means specified in this clause.

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Transfers of Personal Data and international transfers: Personal Data will be made available to the notary who is to attend the general shareholders’ meeting. In addition, data appearing in the documents available on the corporate website (www.santander.com) in the mechanisms for participation used by shareholders (or their proxy representatives) before or during the general meeting, or mentioned at the meeting, the proceedings of which may be subject to public dissemination on such website, on social media and in accredited media, may be made available to third parties in the exercise of their right to receive information laid down in the law or be made accessible to the public from any territory, including from outside the European Union.

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Personal Data storage: as a general rule, Personal Data will be processed during the course of the shareholding relationship, and once it has ended, during the limitation period applicable to any legal or contractual liability that may be incurred by the Company. As regards the processing of Personal Data subject to consent, said Personal Data will be processed until the Personal Data subject withdraws such previously given consent.

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Exercise of rights: Personal Data subjects may send their requests for access, correction, erasure, objection, restriction of processing, portability, and for exercise of the right not to be subject to decisions based exclusively on automated processing, as well as withdraw consent previously given and exercise any other rights recognised by data protection laws, all pursuant to General Data Protection Regulation (EU) 2016/679 and other applicable legal provisions, by written communication addressed to Ciudad Grupo Santander, Avda. de Cantabria, edificio Pereda 2ª Planta, 28660 Boadilla del Monte (Madrid), Spain, or by writing to the following email address: protecciondedatosaccionistassan@gruposantander.com. Personal Data subjects may also file claims with the competent data protection authority, which in Spain is the Spanish Data Protection Agency (Agencia Española de Protección de Datos) (www.aepd.es).

Personal Data subjects can obtain more information about the processing of their Personal Data as a result of their use of the means of participation in the general meeting in the privacy policy available at www.juntasantander.com.

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Third-party data: if the attendance, proxy and voting card includes Personal Data relating to individuals other than the holder and if a third party attends the meeting as a representative of the shareholder, the shareholder must inform said person of the particulars stated above in relation to the processing of Personal Data and comply with any other requirements that might apply for the proper transfer of the Personal Data to Banco Santander, S.A., without Banco Santander, S.A. having to take any additional action with respect to the Personal Data subjects.

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Prohibition against recording and dissemination of the meeting: attendees at the general meeting are informed that the recording or dissemination of the general meeting and the presentations made by shareholders (or their proxy representatives) is prohibited. Banco Santander, S.A. shall not be liable for the unauthorised recording and/or dissemination of personal data by the shareholders (or their proxy representatives) or other third parties who may have access to these data.

Santander, 27 February 2025

The General Secretary,

Jaime Pérez Renovales

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 28, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance